

December 6, 2012

Via E-mail
Julian R. Geiger
President and Chief Executive Officer
Crumbs Bake Shop, Inc.
110 West 40th Street, Suite 2100
New York, NY 10018

> **Re: Crumbs Bake Shop, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2012**
> **File No. 333-184837**

Dear Mr. Geiger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent comments issued in our review of your registration statement on Form S-3 also apply to your annual report on Form 10-K for the fiscal year ended December 31, 2011, please revise your Form 10-K accordingly. Similarly, to the extent comments issued in our review of your Form 10-K also apply to your registration statement on Form S-3, please revise the latter filing accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all issues concerning your Form 10-K.

2. Given the size of the offering relative to the number of shares presently outstanding held by nonaffiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is

not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Risk Factors, page 4

Risks Related to an Investment in the Shares of Common Stock, page 4

The prices of the shares of common stock may be volatile…, page 4

3. Please revise this risk factor in light of your recent stock price volatility and disclose the risks stemming from the volatility of your common stock. In this regard, we note your disclosure on page 22 of your Form 10-K for the fiscal year ended December 31, 2011, regarding the high and low market prices of your common stock in each quarter of the two most recent fiscal years. Please also explain whether any particular factor(s) have resulted in and/or are anticipated to cause volatility in your stock price.

Selling Stockholders, page 14

4.   Please revise this section to discuss any material relationship with the Special Situations entities. In this regard, we note your disclosure in footnote 10 to your beneficial ownership table in your Definitive Proxy Statement filed on April 27, 2012. Please see Item 507 of Regulation S-K.

5. Please revise the footnotes to your beneficial ownership table to disclose the natural person(s) who has voting or investment control over the shares owned by the following selling stockholders:

- Buckingham RAF International Partners Master Fund, LP
- Buckingham RAF Partners, L.P.
- Buckingham RAF Partners II, L.P.
- Durban Capital LP
- Prism Partners I, L.P.
- Prism Partners III Leveraged, L.P.
- Prism Partner IV Leveraged Offshore Fund

Please see Questions 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Documents Incorporated by Reference, page 18

6. Please revise your disclosure to provide the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Your statement in the first sentence of the penultimate paragraph on page 18 is insufficient in this regard. Please also revise your list of incorporated documents to include the Form 10-Q filed on November 14, 2012 and Form 8-K filed on November 29, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Andrew Bulgin
        Gordon Feinblatt LLC